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                                                               Exhibit (a)(xiii)

US Office Products


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                     U.S. OFFICE PRODUCTS ANNOUNCES FINAL
                      RESULTS OF EQUITY SELF-TENDER OFFER


Washington, D.C., June 8, 1998 -- U.S. Office Products Company (NASDAQ; OFIS) today announced the final results of its equity self-tender offer, which expired on Monday, June 1, 1998.

In the tender offer, U.S. Office Products Company ("USOP") offered to purchase 37,037,037 shares of its common stock, including shares of common stock underlying stock options (collectively "Shares"). USOP said that a total of 159,388,080 Shares, of which 19,631,260 were Shares underlying stock options, were validly tendered and not withdrawn. Because the number of Shares tendered exceeded 37,037,037, the Company is prorating the number of Shares it will purchase from each participant in the offer. The final proration factor, as determined by First Chicago Trust Company of New York, the depositary for the tender offer, is 23.237%.

USOP expects to make payment for Shares that it purchases in the tender offer on or about June 10, 1998. The price being paid per Share is $27 (or, in the case of Shares underlying stock options, $27 minus the exercise price of the options). Shares that were tendered but not purchased by USOP will be promptly returned to stockholders. Returned Shares will be adjusted for the one-for-four reverse stock split that has been declared for stockholders of record on June 9, 1998.

USOP is one of the fastest growing suppliers of a broad range of office products and business services to corporate, commercial, industrial and educational customers. USOP operates in the United States, as well as in New Zealand, Australia, Canada and the United Kingdom, selling a full range of more than 34,000 office and educational products and services to its customers. USOP also owns Mail Boxes Etc. ("MBE"), the largest franchiser of business communication and postal service centers, with approximately 3,600 centers operating worldwide, and with master licensing arrangements in place for the development of MBE business centers in 58 countries around the world. MBE centers are owned and operated by licensed franchises of MBE or its master licensees. On January 13, 1998, USOP announced the adoption by its Board of Directors of a strategic restructuring plan that includes the spin-off to USOP stockholders of its educational supplies, print management, technology solutions and corporate travel services divisions, the equity self-tender offer, and the purchase by an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. of an equity interest in the restructured USOP for a price of $270 million. USOP expects to complete the strategic restructuring transactions this week.


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USOP is one of the fastest growing suppliers of a broad range of office products and business services to corporate, commercial, industrial and educational customers. USOP operates in the United States, as well as in New Zealand, Australia, Canada and the United Kingdom, selling a full range of more than 34,000 office and educational products and services to its customers. USOP also owns Mail Boxes Etc. ("MBE"), the largest franchiser of business communication and postal service centers, with approximately 3,600 centers operating worldwide, and with master licensing arrangements in place for the development of MBE business centers in 58 countries around the world. MBE centers are owned and operated by licensed franchises of MBE or its master licensees.



For More Information Contact:

Donald H. Platt             Edelman Financial
U.S. Office Products        Kerry O'Brien (Media)
(202) 339-6700 or           (212) 704-8292
(800) 330-6347